EXHIBIT II-1(C)

                           OFFER STATUS PRESS RELEASE



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA,
CANADA OR JAPAN


OFFER UPDATE

Witness Systems, Inc.

FOR IMMEDIATE RELEASE

RECOMMENDED CASH OFFER FOR EYRETEL PLC

OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS


                                                                  21 March 2003

The Board of Directors of Witness Systems, Inc. ("Witness Systems") is pleased to announce that, as at 3:00pm on 21 March 2003, Witness either owns, or has received valid acceptances in respect of, a total of 127,576,067 shares in Eyretel plc ("Eyretel"), representing approximately 85.3 per cent. of Eyretel's fully diluted issued share capital. Witness Systems has decided to waive all of the conditions of the Offer as set out in the Offer Document dated 28 February 2003 and, accordingly, the Offer is declared unconditional in all respects. The Offer remains open for acceptance until further notice.

As at 3:00pm on 21 March 2003, valid acceptances of the Offer had been received in respect of 85,846,738 Eyretel Shares, representing approximately 57.4 per cent. of Eyretel's fully diluted issued share capital. In addition, during the Offer Period, Witness Systems has purchased 41,729,329 Eyretel Shares, representing approximately 27.9 per cent. of Eyretel's fully diluted issued share capital.

Following the start of the Offer Period on 21 February 2003 and prior to the announcement of the Offer on 26 February 2003, Witness Systems received irrevocable undertakings to accept the Offer from the Directors of Eyretel, the trustees of the Eyretel Limited Unapproved Pension Scheme and RBC Trustees (Guernsey) Limited, the trustee of the Eyretel Team Incentive Trust, in respect of up to 33,080,186 shares in aggregate, representing up to approximately 22.1 per cent. of Eyretel's fully diluted issued share capital. The total of valid acceptances received as at 3:00pm on 21 March 2003 referred to above includes acceptances received in respect 29,618,754 Eyretel Shares subject to these irrevocable undertakings, representing approximately 19.8 per cent. of Eyretel's fully diluted issued share capital.

Save as disclosed above, neither Witness Systems nor any person who was or may have been deemed to be acting in concert with Witness Systems held any Eyretel Shares or rights over Eyretel Shares before the start of the Offer Period on 21 February 2003, nor have they acquired or agreed to acquire any Eyretel Shares or rights over Eyretel Shares since that date.

Commenting on today's announcement, Dave Gould, Chairman and Chief Executive Officer of Witness Systems said: "I am delighted that we have now received acceptances accounting for over 57 per cent. of Eyretel Shares. In light of the high level of acceptances and our wish to integrate Eyretel into Witness Systems as rapidly as possible, we have decided to declare the Offer wholly unconditional. I look forward to welcoming Eyretel employees, customers and partners to Witness Systems. As the acquisition extends our leadership in the global contact centre performance optimisation market, customers can expect to benefit from a comprehensive range of software and services from the combined company.


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I would encourage all remaining Eyretel Shareholders who have not yet accepted the Offer to complete and return their Form of Acceptance to ensure they receive their cash consideration as soon as possible."

If sufficient acceptances are received, Witness Systems intends to exercise its rights under the provisions of Sections 428-430F of the Companies Act to acquire compulsorily all outstanding Eyretel Shares for which it has not received valid acceptances of the Offer or otherwise acquired or agreed to acquire.

The consideration due to accepting Eyretel Shareholders is expected to be despatched either on or before 4 April 2003, in respect of acceptances complete in all respects and received not later than 1:00pm on 21 March 2003, or within 14 days of the date of receipt of further acceptances which are valid and complete in all respects.

Notice is also given that Witness Systems has taken steps to procure the application by Eyretel for the cancellation of Eyretel's listing on the Official List of the UK Listing Authority and the cancellation of trading in Eyretel Shares on the London Stock Exchange's market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 22 April 2003.


Terms defined in the Offer Document dated 28 February 2003 have the same meaning when used in this announcement, unless the context requires otherwise.


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Enquiries:

Witness Systems, Inc.

Dave Gould, Chairman and Chief Executive Officer
William Evans, Chief Financial Officer
Ryan Hollenbeck, Vice-President Corporate and Investor Communications +1 770 754 1900


Goldman Sachs International (financial advisor to Witness Systems)

Huw Williams
+ 44 (0) 20 7774 1000

The Directors of Witness Systems accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of Witness Systems (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International is acting for Witness Systems in connection with the Offer and no-one else and will not be responsible to anyone other than Witness Systems for providing the protections offered to clients of Goldman Sachs International nor for providing advice in relation to the Offer.

The availability of the Offer to persons not resident in the United Kingdom and the United States may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom and the United States should inform themselves about, and observe, any applicable legal or regulatory requirements in their jurisdiction.

The Offer will not be made, directly or indirectly, in or into and will not be capable of acceptance in or from Canada, Australia or Japan. All persons, including custodians, nominees and trustees, should observe these restrictions and should not send or distribute this announcement in or into Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Offer.